EXHIBIT 99.11

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Silvercorp Metals Inc. for the fiscal year ended March 31, 2018, and any amendments thereto (the “40-F”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (the “MD&A”) for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statement on Form S-8 (Registration No. 333-162546) of Silvercorp Metals Inc. filed with the SEC (the “Form S-8”).

I hereby consent to the use of my name and references to, excerpts from, and summaries of, the following report in the 40-F, the AIF, the MD&A and Form S-8:

Technical Report titled “Ying NI 43-101 Technical Report, Silvercorp Metals Inc., Henan Province, China” dated effective December 31, 2016, and signed on February 15, 2017.

Original signed by

Herbert Smith, P.Eng.
And on behalf of AMC Mining Consultants (Canada) Ltd
June 22, 2018